NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 8, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 1, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between North Fork Bancorporation, Inc. and Capital One Financial Corporation became effective on December 1, 2006. North Fork stockholders who made valid cash elections will receive $28.144 for each share covered by such election; North Fork stockholders who made valid stock elections will receive 0.3692 of a share of Capital One common stock per share of North Fork common stock for which they made such an election; and North Fork stockholders who did not make a valid election will receive 0.3692 of a share of Capital One common stock per share of North Fork common stock for approximately 4.6% of the shares for which they did not make an election and $28.144 per share in cash for the remaining shares of North Fork common stock for which they did not make an election. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 1, 2006.